United States securities and exchange commission logo





                             June 27, 2023

       Xiaoming Li
       Chief Executive Officer
       Meta Data Ltd
       Flat H 3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street Sha Tin New Territories
       Hong Kong

                                                        Re: Meta Data Ltd
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended August 31, 2022
                                                            Filed December 30,
2022
                                                            Response dated May
23, 2023
                                                            File No. 001-38430

       Dear Xiaoming Li:

              We have reviewed your May 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2023 letter.

       Response Letter dated May 23, 2023

       Item 3. Key Information, page 3

   1. We note your response to comment 2, as well as your proposed disclosure that "[i]t is also highly uncertain what
the potential impact such modified or new laws and regulations will
                                                        have on Meta HK   s
daily business operation, and the continued listing of our ADSs on a
                                                        U.S. or other foreign
exchanges." Also disclose how such recent statements or actions have or may impact your
ability to accept foreign investments. Tell us what your
                                                        disclosure will look
like.
 Xiaoming Li
FirstName  LastNameXiaoming Li
Meta Data Ltd
Comapany
June       NameMeta Data Ltd
     27, 2023
June 27,
Page 2 2023 Page 2
FirstName LastName
2.       We note your proposed disclosure that "[y]our auditor, OneStop
Assurance PAC
         (   OneStop   ), is a firm registered with the PCAOB and is subject to
laws in the United
         States . . . ." Please disclose the location of your auditor's headquarters. Tell us what your
         disclosure will look like.
Transfers Between Our Company and Our Subsidiaries, page 4

3. We note your response to comment 3, as well as your proposed disclosure that "[d]uring the fiscal years ended August 31, 2022 and 2021, our Company, our subsidiaries, and the former VIEs have not distributed any earnings or settled any amounts owed under the VIE
         Agreements." However, your disclosure on page 7 states that "[c]ash transfers were mainly for the purpose of providing working capital between Meta Data and its subsidiaries, VIEs and its subsidiaries and WFOE that is the primary beneficiary of the
         VIEs." As your disclosure on page 7 indicates that there were historically cash transfers between the former VIEs and you and your subsidiaries, please reconcile such disclosure, and to the extent that there have been transfers between you, your subsidiaries and former
         VIEs, quantify the amounts and state the direction of transfer and any tax consequences.
         Tell us what your disclosure will look like.

4. We note that your proposed disclosure in response to comment 7 includes the condensed consolidating table in Item 3 of your annual report on Form 20-F. Please also provide cross-references to the consolidated financial statements. Tell us what your disclosure will look like.
Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences, page 8

5. We note your proposed disclosure that "[a]s of the date of this amendment to the annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders."
         Expand your disclosure to cover transfers in addition to dividends or distributions, and clarify whether there have been any transfers, dividends or distributions made from your holding company to your subsidiaries, as your disclosure only addresses transfers, dividends or distributions from your subsidiaries to your holding company. Tell us what your disclosure will look like.
6. We note your response to comment 4, as well as your disclosure that "[t]here can be no assurance that in the future the PRC government will not intervene or impose restrictions
         on Meta HK   s ability to transfer or distribute cash/assets to
entities outside of Hong Kong,
         which could result in an inability or prohibition on making transfers or distributions to
         Meta Data and adversely affect our business." Expand your disclosure to address the risk, if applicable, that there are funds in mainland China that may not be available due to such potential interventions or restrictions. In this regard, we note your disclosure in your annual report on Form 20-F that you have clients in mainland China. Make conforming
 Xiaoming Li
Meta Data Ltd
June 27, 2023
Page 3
      changes to your risk factor discussion as applicable. Tell us what your disclosure will look like.
Summary of Risk Factors, page 9

7. We note your response to comment 8, as well as your proposed summary risk factor entitled "There are uncertainties regarding . . . ." In future filings, revise such risk factor
      heading to also disclose the risk that the Chinese government may intervene or influence your operations at any time. Please also note that each summary risk factor should have a cross-reference that includes the title of the relevant risk factor. Tell us what your disclosure will look like.
Permissions or Approval Required from the PRC Authorities for Our Operations and Listing, page 13

8. We note your response to comment 11, as well as your proposed disclosure. In each instance where you refer to "approvals," expand your discussion to also address
      "permissions." Also, please revise your first paragraph on page 16 of your proposed disclosure to cover permissions requirements of any governmental agency, in addition to the CSRC and CAC. Tell us what your disclosure will look like.
B. Our Business Model, page 24

9. Please revise your proposed disclosure to state, as you do in your response to comment 14, that your new business line is not restricted by PRC regulations regarding K-12 education.
      Tell us what your disclosure will look like.
       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                              Sincerely,
FirstName LastNameXiaoming Li
                                                              Division of
Corporation Finance
Comapany NameMeta Data Ltd
                                                              Office of Trade &
Services
June 27, 2023 Page 3
cc:       Joan Wu
FirstName LastName